Exhibit 23.5

September 10, 2004

TOM Online Inc.	Ref No. 03/0934/ConsentA

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

Dear Sirs/Madams,

Re: TOM Online Inc.

As an independent property valuer, we consent to the inclusion of our report dated March 2, 2004 in connection with the filing by the TOM Online Inc. (the “Company”) with the United States Securities and Exchange Commission of a Registration Statement on Form S-8 (together with any amendments thereto, the “Registration Statement”) relating to Pre-IPO Share Option Plan and the Share Option Scheme.

We also consent to the reference of our firm elsewhere in the Registration Statement, and to the filing of this letter with the Securities and Exchange Commission as an exhibit to such Registration Statement.

Yours faithfully,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED

/s/ Calvin K.C. Chan
Calvin K.C. Chan
MRICS, AHKIS, RPS (GP)
Assistant Vice President

CC/ot

American Appraisal China Limited